MAX BERUEFFY
Senior Associate Counsel
Writer's Direct Number: (205) 268-3581
Facsimile Number: (205) 268-3597
Toll-Free Number: (800) 627-0220

November 29, 2012
VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549

          Re:             Protective Variable Annuity Separate Account, No. 811-8108
                             Protective Values Advantage II, No. 333-179195
                              SEC Accession No. 0001104659-12-004544
                              Protective Life Insurance Company
                              Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Commissioners:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), Protective Life Insurance Company (the “Company”) and the Protective Variable Annuity Separate Account (the “Separate Account”) hereby request the withdrawal of the above-referenced registration statement on Form N-4, filed with the Securities and Exchange Commission on January 27, 2012 (the “Registration Statement”).

The Registration Statement was filed in connection with an intended offering of a new variable annuity product.  The Company has since determined not to undertake that particular offering.  No securities were sold in connection with the Registration Statement.  The Company and the Separate Account respectfully submit that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

We appreciate your assistance in this matter.  If you have any questions regarding this application for withdrawal, please contact the undersigned at (205) 268-3581.

                         Very truly yours,

/s/ Max Berueffy

Max Berueffy
Senior Associate Counsel

cc.    Elisabeth Bentzinger, Esq.
     Ashley Vroman- Lee